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SEC FILE NUMBER
333-57818

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      February 28, 2013
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Augme Technologies, Inc.

Full Name of Registrant

Former Name if Applicable
4400 Carillon Point

Address of Principal Executive Office (Street and Number)
Kirkland, Washington, 98033

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On May 1, 2013, based on the recommendation of the Audit Committee and management, the Company's Board of Directors determined that the Company should restate its consolidated financial statements for the fiscal year ended February 29, 2012, for each of the quarterly periods and year-to-date periods ended August 31, 2011, November 30, 2011, February 29, 2012, May 31, 2012, August 31, 2012 and November 30, 2012. The Company intends to include its restated financial statements in the Company's Annual Report on Form 10-K for its fiscal year ended February 28, 2013. As a result of the restatements, the Company requires additional time to close its financial records and prepare the required financial statements for the periods referenced above. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-K for the period ended February 28, 2013 as soon as reasonably practicable but no later than fifteen calendar days following the due date.

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(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Virgin	425	452-1111
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In connection with the Company's financial close process for its fiscal year 2013 financial statements, the Company's management, with the assistance of the Company's outside tax accountants, concluded that the accounting for the Company's acquisitions of Hipcricket, Inc. ("Hipcricket") and JAGTAG, Inc. ("JAGTAG"), both of which occurred during fiscal year 2012, and of GEOS Communications IP Holdings Inc. ("GEOS"), which occurred during the first quarter of fiscal 2013, was incorrect because certain income tax provision impacts were not properly recorded for the differences between the book and tax basis of the acquired assets. On May 1, 2013, the Board of Directors, acting on the recommendation of the Audit Committee and management, concluded that the Company should restate its previously issued financial statements to correct these identified errors as described below.

Expected Impact of Restatements

To correct the errors related to the Hipcricket and JAGTAG transactions, the Company expects to record an increase to goodwill of $13.5 million, an increase to deferred tax liability of $3.5 million, and an increase to income tax benefits of $10.0 million for the quarter ended August 31, 2011 and fiscal year ended February 29, 2012. To correct the errors related to the GEOS transaction, the Company expects to record an increase to the identified intangible asset category of patents of $2.6 million and a corresponding increase to income tax benefits of $2.6 million for the quarter ended May 31, 2012. As a result of its previously completed impairment analysis performed during the quarter ended November 30, 2012 on certain identified intangibles, the Company expects to recognize a write off of $2.6 million as a result of the increased value resulting from the adjustments for the GEOS transaction. Net loss, basic and diluted net loss per share, accumulated deficit, and shareholder's equity will also be affected by the restatements. These adjustments are carried forward in subsequent periods. The corrections will have no impact on total revenue, operating expense, or operating cash flows.

The Company assessed the impact of the errors on its interim goodwill impairment analysis that was performed as of November 30, 2012. In its assessment, the Company concluded that the carrying value of its goodwill was more likely than not to exceed the fair value, resulting in an indication of impairment. The Company performed a step two analysis which required it to estimate the fair value of its reporting unit using its estimates of future cash flows, historical and estimated future operating results, business plans, economic projections, and marketplace data. As a result of that analysis, the Company, on May 10, 2013, determined there was an impairment of goodwill of $25.9 million. Accordingly, the Company will record an additional impairment write down of $25.9 million for the period ended November 30, 2012, to reduce the carrying value of its goodwill to $35.1 million.

Augme Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   May 14, 2013
By:	/s/ Thomas Virgin

Name: Thomas Virgin
Title: Chief Financial Officer